FOR IMMEDIATE RELEASE

SAND ANNOUNCES MANAGEMENT CHANGES

Montreal, Quebec – July 19, 2012: SAND Technology Inc. (OTCBB:SNDTF.OB), (the “Corporation”) today announced that its Chief Executive Officer, Mr. Thomas M. O’Donnell, has left the Corporation effective immediately, citing the fact that, as previously announced, the board of directors is reviewing all available strategic options for the Corporation and thus, it has moved on to a new phase. Mr. O’Donnell has agreed to remain as a director of the Corporation.

The Corporation today announced that Mr. Richard Grondin, Chief Technology Officer has left the Corporation and that Mr. Michael Pilcher, is no longer President and Chief Operating Officer of the Corporation.

Mr. Russell J. David, CPA, CA, CF and Senior Partner of Deloitte & Touche LLP, has agreed to assume the role of strategic advisor to the board of directors, effective immediately.

“The board of directors wishes to thank Mr. O’Donnell for his dedication to the Corporation and the hard work undertaken on behalf of the Corporation and its shareholders, since assuming the role of SAND’s CEO approximately two years ago, said George Wicker, a director of the Corporation and chair of the Corporation’s governance committee.

As previously announced, the Corporation’s board of directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders. There can be no assurance, however, that the strategic review will result in any specific transaction.

About SAND Technology

SAND is the world's most advanced analytic database, managing massive amounts of big data, driving unparalleled performance, and deploying information to tens of thousands of concurrent users across the enterprise. With industry-leading software solutions for CRM and Loyalty, and having achieved “Certified for SAP NetWeaver” status and “Powered by SAP NetWeaver” status, SAND delivers best-of-bread analytic performance to over 600 customers around the world. SAND Technology has offices in the United States, Canada, Western and Central Europe, and Australia and can be reached online at www.sand.com.